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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 2)


                         KLLM TRANSPORT SERVICES, INC.

                           (Name of Subject Company)

                         KLLM TRANSPORT SERVICES, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                   482498102

                     (CUSIP Number of Class of Securities)

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                                LELAND R. SPEED
          CHAIRMAN OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS
                         KLLM TRANSPORT SERVICES, INC.
                              135 RIVERVIEW DRIVE
                          RICHLAND, MISSISSIPPI 39218

                                 (601)939-2545

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

                             SIDNEY J. NURKIN, ESQ.
                               ALSTON & BIRD LLP
                              ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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    This Amendment No. 2 amends and supplements the solicitation/recommendation statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the "Commission") on April 26, 2000 (the "Schedule 14D-9"), by KLLM Transport Services, Inc., a Delaware corporation (the "Company"), in relation to the unsolicited tender offer made by Low Acquisition, Inc., a Delaware corporation ("Low Acquisition"), which is wholly-owned by Robert E. Low, an individual residing in Springfield, Missouri ("Low"), disclosed in a Tender Offer Statement on Schedule TO filed with the Commission on April 12, 2000 (the "Schedule TO"). According to the Schedule TO, Low Acquisition is offering to purchase all of the outstanding shares of Common Stock not owned by it or its affiliates at a purchase price of $7.75 per share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, (the "Offer Price") and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "$7.75 Per Share Offer").



ITEM 9. EXHIBITS.



    Item 9 is hereby supplemented and amended by adding the following:



Exhibit 5 Press Release issued by the Company, dated May 8, 2000, announcing the receipt of proposals by Mr. Low and the Liles Group to acquire all of the Company's outstanding capital stock.


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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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Dated: May 8, 2000                             KLLM TRANSPORT SERVICES, INC.
                                               By: /s/ LELAND R. SPEED
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                                               Leland R. Speed, Chairman of the Special
                                                  Committee of the Board of Directors
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